Exhibit 99.1

Silicon Motion Announces New $200 Million Share Repurchase Program and Reiterates Guidance

NEWS RELEASE

TAIPEI, Taiwan and MILPITAS, Calif., Dec. 7, 2021 (GLOBE NEWSWIRE) — Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced that its Board of Directors has authorized a new share repurchase program and approved related cash disbursement for the Company to repurchase up to $200 million of its American Depositary Shares (ADSs) over a 6-month period, effective immediately.

“With less than a month to go, 2021 is turning out to be a stellar year for us and we are excited about our prospects next year,” said Wallace Kou, Silicon Motion’s President and CEO. “We have a long track record of returning excess capital to shareholders, primarily through dividends, but also though share repurchases. On October 25, we announced our annual dividend that is 43% higher than the previous one. We are now following up with a program to purchase up to $200 million of our ADSs over the next six months.”

Repurchases under the new program will be made in the open market or according to other methods in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The Company expects to use cash on hand to fund the repurchases. The program does not obligate the Company to acquire any particular amount of ADS, and it may be suspended at any time at the Company’s discretion.

The Company also reaffirms its fourth quarter financial guidance as originally provided on its third quarter earnings release and filed on Form 6-K on October 28, 2021. Silicon Motion’s policy is to not reiterate or adjust financial guidance unless it is also done through a public disclosure such as a press release or Form 6-K, as done here.

As of September 30, 2021, the Company had approximately $419.5 million of cash, cash equivalents, restricted cash and short-term investments.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact: Christopher Chaney Director, Investor Relations & Strategy E-mail: CChaney@siliconmotion.com	Investor Contact: Selina Hsieh Investor Relations E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager E-mail: sara.hsu@siliconmotion.com

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